Exhibit 2

	Year ended December 31,
	1999	2000	2001	2002	2003	2004	2005	Total

Net Income (loss) - as previously reported	$(1,654)	$6,279	$(41,785)	$(5,500)	$914	$24,150	$52,640

Restatement effect:
Costs of goods sold	61	156	143	138	261	209	191
Research and development, net	192	527	531	447	1,146	1,061	961
Selling and marketing	444	1,224	1,145	933	1,729	1,625	2,441
General and administrative	139	410	330	183	725	726	673

Total restatement effect	836	2,317	2,149	1,701	3,861	3,621	4,266	18,751

Net Income (loss) - as restated	$(2,490)	$3,962	$(43,934)	$(7,201)	$(2,947)	$20,529	$48,374

	Year ended December 31, 2003			Year ended December 31, 2004			Year ended December 31, 2005
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Revenues	$130,054	$0	$130,054	$416,560	$0	$416,560	$614,983	$0	$614,983

Costs and expenses:

Costs of goods sold	93,114	261	93,375	303,320	209	303,529	462,236	191	462,427
Research and development, net	14,714	1,146	15,860	24,834	1,061	25,895	37,456	961	38,417
Selling and marketing	19,419	1,729	21,148	31,077	1,625	32,702	33,523	2,441	35,964
General and administrative	4,852	725	5,577	6,904	726	7,630	12,143	673	12,816
In-process research and development write off	0	0	0	0	0	0	2,460	0	2,460

Total costs and expenses	132,099	3,861	135,960	366,135	3,621	369,756	547,818	4,266	552,084

Operating income (loss)	(2,045)	(3,861)	(5,906)	50,425	(3,621)	46,804	67,165	(4,266)	62,899
Financial income, net	2,711	0	2,711	3,920	0	3,920	8,688	0	8,688
Other income, net	131	0	131	183	0	183	6,325	0	6,325

Income (loss) before taxes on income	797	(3,861)	(3,064)	54,528	(3,621)	50,907	82,178	(4,266)	77,912
Taxes on income	0	0	0	0	0	0	156	0	156

Income (loss) after taxes on income	797	(3,861)	(3,064)	54,528	(3,621)	50,907	82,022	(4,266)	77,756
Equity in losses of an affiliate	0	0	0	0	0	0	3,146	0	3,146
Minority interest in losses (earnings) of subsidiaries	(117)	0	(117)	30,378	0	30,378	26,236	0	26,236

Net income (loss)	$914	$(3,861)	$(2,947)	$24,150	$(3,621)	$20,529	$52,640	$(4,266)	$48,374

Basic net earnings (loss) per share	$0.03	$(0.13)	$(0.10)	$0.71	$(0.11)	$0.60	$1.46	$(0.12)	$1.34

Diluted net earnings (loss) per share	$0.03	$(0.13)	$(0.10)	$0.66	$(0.10)	$0.56	$1.30	$(0.10)	$1.20

Weighted average number of Ordinary Shares used in
computing basic net earnings (loss) per share	28,178,228	0	28,178,228	34,195,642	0	34,195,642	36,164,979	0	36,164,979

Weighted average number of Ordinary Shares used in
computing diluted net earnings (loss) per share	30,513,485	(2,335,257)	28,178,228	36,823,118	(475,177)	36,347,941	41,156,678	(317,983)	40,838,695